SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Relevant Fact - Telecomunicações de São Paulo S.A. - Telesp" dated on October 29, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Relevant Fact

October 29, 2006 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – October 29, 2006) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), in accordance with CVM Instruction # 358 dated as of January 03, 2002, informs that on October 29, 2006 it signed a Private Contract of Agreement for Convergence, Sale and Purchase of Businesses, Assets, Shares and other Interests (Instrumento Particular de Acordo de Covergência, Compra e Venda de Negócios, Ativos, Ações e Outras Avenças – the “Contract”) with Abril Comunicações S.A.,TVA Sistema de Televisão S.A. and the companies Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda. and TVA Brasil Radioenlaces Ltda. (“Abril”). The Contract aims for the convergence of the offer of telephony, broadband and paid TV services (“triple play”) to increase the coverage for the increasing demand of users of those services. The operation seeks to join the expertise of the Abril Group in the production and distribution of contents and media and the expertise of the Telefónica Group in the telecommunications segment.

For that purpose and according to the terms of the Contract, Telesp and Abril will join their efforts through the formalization of several commercial and operating contractual relationships. After the implementation of a corporate restructuring involving Tevecap S.A. and its aforementioned subsidiaries, holders of the licenses and assets related to the rendering of the services of Multichannel Multipoint Distribution Service (MMDS), Cable TV and Multimedia Communication (SCM) for broadband, Telesp will purchase shares representative of the 100% of the capital stock of a company that, on the Date of Closing established on the Contract will have: (i) directly, 100% of shares representative of the company that renderds MMDS and broadband within and outside the state of São Paulo; (ii) indirectly, 100% of the preferred shares, as well as a fraction of the common shares, within the limits established by the current legislation and regulation, of a company that renders cable TV services outside the state of São Paulo and (iii) indirectly, 100% of the preferred shares, as well as a fraction of the common shares, within the limits established by the current legislation and regulation, of the capital stock of a company that renders cable TV services within the state of São Paulo.

Telesp understands that its joint action with Abril as established in the Contract will enable Telesp to increase the fulfillment of the universalization targets and the increase, by both Groups, of the telecommunication services rendered to their clients, uniting the capacity and knowledge of Telesp in providing voice and data transmission services with the experience of Abril in the market of producing journalistic and audiovisual content, resulting in a joint and synergetic offer of quality services.

The execution of the purchase of corporate stakes and the subsequent transfer of shares, specially the acquisition of control of the company holder of the MMDS license, are conditioned to the previous approval of Anatel, as well as the compliance with the other suspension conditions established in the Contract. CADE must also evaluate the transaction under the commercial point of view.

Telesp also informs that, in accordance with the established in paragraph 1 of article 256 of the Law #6404/76, it will call for an extraordinary General Shareholders’ Meeting to approve the signing of the Contract, after the execution of the aforementioned terms.

Further information can be found at the Company’s headquarters website: www.telefonica.com.br

São Paulo, October 29, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	October 29, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director